Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST Supplement No. 5 dated July 6, 2009 to the Prospectus dated April 29, 2009

We are providing this Supplement No. 5 to you in order to supplement our prospectus dated April 29, 2009. This Supplement No. 5 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 1 dated May 18, 2009, Supplement No. 2 dated May 22, 2009, Supplement No. 3 dated June 24, 2009 and Supplement No. 4 dated June 30, 2009. Capitalized terms used in this Supplement No. 5 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Third Quarter Distribution

Our board of trustees has approved a quarterly distribution to shareholders of $0.15 per common share for the third quarter of 2009. The distribution will be calculated on a daily basis and paid on October 20, 2009, to shareholders of record during the period from July 1, 2009, through and including September 30, 2009.

3011, 3055 & 3077 Comcast Place

On July 1, 2009, we acquired 3011, 3055 & 3077 Comcast Place, located in the Tri-Valley Technology Park in Livermore, CA, a suburb in the eastern portion of the San Francisco Bay Area, through our operating partnership. We acquired 3011, 3055 & 3077 Comcast Place for approximately $49,000,000, exclusive of customary closing costs, using the net proceeds from this offering. Upon closing, we paid the Investment Advisor, a $735,000 acquisition fee. The estimated acquisition cap rate for 3011, 3055 & 3077 Comcast Place was 9.2%.1

3011, 3055 & 3077 Comcast Place is a 219,613 square foot office campus consisting of one two-story building and two one-story buildings with surface parking lots, completed in 1987/88 and fully renovated in 2009. The property is 100% leased to Comcast of California/Colorado/Washington I, Inc, a subsidiary of Comcast Corporation, through December 2024, and guaranteed by Comcast Corporation. Comcast Corporation is one of the nation’s largest providers of cable, entertainment and communications products and services and utilizes the property as a regional headquarters, call-center and operations center.

[1]	Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.